Exhibit 12.1
ValueVision Media, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratio amounts)

											Nine
											Months
	Fiscal Years Ended										Ended
	February 4, 2006		February 3, 2007		February 2, 2008		January 31, 2009		January 30, 2010		October 30, 2010
Earnings (loss) calculation:
Loss before income taxes and equity in net income of affiliates	$(15,602)		$(5,327)		$(17,558)		$(97,760)		$(42,089)		$(25,070)
Fixed charges	923		879		832		892		973		2,557
Distributed income of equity investees	—		250		—		—		—		—

Total adjusted loss	$(14,679)		$(4,198)		$(16,726)		$(96,868)		$(41,116)		$(22,513)

Fixed charge calculation :
Estimated interest component of rental expense	$923		$879		$832		$892		$726		$630
Amortization of debt discount	—		—		—		—		181		1,471
Interest expense	—		—		—		—		66		456

Total fixed charges (a)	$923		$879		$832		$892		$973		$2,557
Preferred stock dividend requirements	$—		$—		$—		$—		$4,690		$4,222

Combined fixed charges and preferred stock dividend requirements	$923		$879		$832		$892		$5,663		$6,779

Ratio of earnings to fixed charges and preferred stock dividends	(15.91	)x	(4.78	)x	(20.10	)x	(108.58	)x	(7.26	)x	(3.32	)x
Fixed charge and preferred stock dividend coverage shortfall (b)	$(15,602)		$(5,077)		$(17,558)		$(97,760)		$(46,779)		$(29,292)

(a)	Fixed charges consist of interest on all indebtedness and one-third of rental expense, which we believe is a reasonable approximation of the interest factor of our rental expense.

(b)	For the fiscal years ended February 4, 2006 through January 30, 2010, our earnings were insufficient to cover fixed charges and preferred stock dividends by $15,602,000, $5,077,000, $17,558,000, $97,760,000 and $46,779,000, respectively. For the nine months ended October 30, 2010 our earnings were insufficient to cover fixed charges and preferred stock dividends by $29,292,000